Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 16, 2011 relating to the consolidated financial statements and consolidated financial statement schedule of PAETEC Holding Corp. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the acquisition of Cavalier Telephone Corporation on December 6, 2010 and the acquisition of McLeodUSA Incorporated on February 8, 2008), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K and Form 10-K/A of PAETEC Holding Corp. and subsidiaries for the year ended December 31, 2010.

/s/ Deloitte & Touche LLP

Rochester, New York
June 3, 2011